Exhibit 99.1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 33 to 36 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the third quarter of 2021 (Q3 2021 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2020 dated March 4, 2021 (BCE 2020 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2021 dated April 28, 2021 (BCE 2021 First Quarter MD&A) and BCE’s MD&A for the second quarter of 2021 dated August 4, 2021 (BCE 2021 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 3, 2021, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2020 dated March 4, 2021 (BCE 2020 AIF) and recent financial reports, including the BCE 2020 Annual MD&A, the BCE 2021 First Quarter MD&A and the BCE 2021 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2021 and 2020.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, the introduction to section 1, Overview, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.2, Bell Wireline – Key business developments, section 4.3, Cash flows and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, our network deployment and capital investment plans as well as the benefits expected to result therefrom, including our two-year increased capital investment program to accelerate the rollout of our broadband fibre, Fifth Generation (5G) and rural networks, the expectation that our available liquidity (as defined in section 4.7, Liquidity) will be sufficient to meet our anticipated cash requirements for the remainder of 2021, potential future purchases by BCE of its preferred shares pursuant to a normal course issuer bid (NCIB), proposed amendments to Bell Canada’s 1976 Indenture (as defined in section 1.2, Key corporate and business developments) and certain expected effects of such proposed amendments, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 3, 2021 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which are difficult to predict, we believe that our assumptions were reasonable at November 3, 2021. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, including supply chain disruptions, as well as other pandemics, epidemics and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need to operate our business, including mobile devices; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy;

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MD&A

higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective information technology (IT) systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or stakeholder and governmental changing expectations on environmental matters; and health concerns about radio frequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2020 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2020 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please also see the introduction to section 1, Overview in this MD&A for an update to the description of the risk factor relating to the COVID-19 pandemic described in the BCE 2020 Annual MD&A, which section is incorporated by reference in this cautionary statement. Please also see section 4.7, Liquidity – Litigation in the BCE 2021 Second Quarter MD&A for an update to the legal proceedings described in the BCE 2020 AIF, which section 4.7 is incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2021 First Quarter MD&A, in the BCE 2021 Second Quarter MD&A and in this MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2020 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment of the BCE 2021 First Quarter MD&A; in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment of the BCE 2021 Second Quarter MD&A; as well as in the introduction to section 1, Overview and in section 6, Regulatory environment of this MD&A, the risks described in the BCE 2020 Annual MD&A remain substantially unchanged.

Forward-looking statements contained in this MD&A for periods beyond 2021 involve longer-term assumptions and estimates than forward-looking statements for 2021 and are consequently subject to greater uncertainty. In particular, the nature and value of capital investments planned to be made by BCE in 2022 assume our ability to access or generate the necessary sources of capital as well as access the necessary equipment and labour. However, there can be no assurance that the required sources of capital, equipment or labour will be available with the result that the actual nature and value of capital investments made by BCE, as well as the timing thereof, could materially differ from current expectations. Forward-looking statements for periods beyond 2021 further assume, unless otherwise indicated, that the competitive, regulatory, security, technological, operational, financial and other risks described above and in section 9, Business risks of the BCE 2020 MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic and general economic conditions in future years.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 3, 2021. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 MD&A Overview

1    Overview

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategic imperatives frame our longstanding strengths in networks, service innovations and content creation, and aim at positioning the company for continued growth and leadership in a fast-changing communications marketplace. Through our Bell for Better initiative, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. With our connectivity initiatives from the smallest rural communities to the largest cities, investments in mental health initiatives, environmental sustainability and an engaged workplace, we look to create a thriving, prosperous and more connected world for Canadians across the country, especially as we recover from the unprecedented challenges of the COVID-19 pandemic. Through our accelerated capital investment plan, we are delivering more connections to help Canada’s social and economic recovery from the COVID-19 pandemic.

During the third quarter of 2021, our financial and operating performance continued to recover from the effects of the COVID-19 pandemic due to our operational execution and the easing of government restrictions put in place to combat the pandemic, which allowed many businesses to resume some level of, or increase, commercial activities in the latter part of Q2 2021. As a result, the adverse impacts of the COVID-19 pandemic on our sequential and year-over-year performance were reduced. Additionally, it has been well over a year since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. The effects of the COVID-19 pandemic, although moderating, continued to unfavourably impact Bell Wireless product and roaming revenues, Bell Wireline business market equipment revenues, as well as Bell Media advertising revenues during the quarter.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. Notably, our wireless product revenues and mobile phone and mobile connected devices gross additions may be unfavourably impacted due to a global chip shortage attributable to the impacts of the COVID-19 pandemic that is resulting in short-term supply chain disruptions and inventory constraints for consumer electronics and mobile devices, including smartphones and tablets.

In addition, the extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the risks referred to in this MD&A, including, in particular, in the section Caution regarding forward-looking statements at the beginning of this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

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1 MD&A Overview

1.1     Financial highlights

BCE Q3 2021 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,836	$813	$2,558
million	million	million
+0.8% vs. Q3 2020	+9.9% vs. Q3 2020	+4.2% vs. Q3 2020

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$757	$748	$1,774	$571
million	million	million	million
+9.4% vs. Q3 2020	+5.1% vs. Q3 2020	(15.9%) vs. Q3 2020	(44.8%) vs. Q3 2020
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed	Retail TV (4)	Retail residential network
Total mobile phones (2)	Internet (3)		access services (NAS) lines
+2.7%	+4.2%	(0.3%)	(7.8%)
9.3 million subscribers	3.8 million subscribers	2.7 million subscribers	2.3 million subscribers
at September 30, 2021	at September 30, 2021	at September 30, 2021	at September 30, 2021

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

(2)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed Internet of Things (IoT) units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), average billing per user (ABPU) and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

(3)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(4)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating revenues

Service	5,099	4,924	175	3.6%		15,107	14,742	365	2.5%

Product	737	863	(126)	(14.6%	)	2,133	2,039	94	4.6%

Total operating revenues	5,836	5,787	49	0.8%		17,240	16,781	459	2.7%

Operating costs	(3,278)	(3,333)	55	1.7%		(9,777)	(9,578)	(199)	(2.1%	)

Adjusted EBITDA	2,558	2,454	104	4.2%		7,463	7,203	260	3.6%
Adjusted EBITDA margin (1)	43.8%	42.4%		1.4	pts	43.3%	42.9%		0.4	pts

Net earnings from continuing operations attributable to:

Common shareholders	757	686	71	10.3%		2,084	1,594	490	30.7%

Preferred shareholders	34	32	2	6.3%		98	104	(6)	(5.8%	)

Non-controlling interest	22	16	6	37.5%		52	54	(2)	(3.7%	)

Net earnings from continuing operations	813	734	79	10.8%		2,234	1,752	482	27.5%

Net earnings from discontinued operations	–	6	(6)	(100.0%	)	–	15	(15)	(100.0%	)

Net earnings	813	740	73	9.9%		2,234	1,767	467	26.4%

Net earnings attributable to:

Common shareholders	757	692	65	9.4%		2,084	1,609	475	29.5%

Preferred shareholders	34	32	2	6.3%		98	104	(6)	(5.8%	)

Non-controlling interest	22	16	6	37.5%		52	54	(2)	(3.7%	)

Net earnings	813	740	73	9.9%		2,234	1,767	467	26.4%

Adjusted net earnings	748	712	36	5.1%		2,203	1,999	204	10.2%

Net earnings from continuing operations per common share	0.83	0.76	0.07	9.2%		2.30	1.76	0.54	30.7%

Net earnings from discontinued operations per common share	–	0.01	(0.01)	(100.0%	)	–	0.02	(0.02)	(100.0%	)

Net earnings per common share (EPS)	0.83	0.77	0.06	7.8%		2.30	1.78	0.52	29.2%

Adjusted EPS (1)	0.82	0.79	0.03	3.8%		2.43	2.21	0.22	10.0%

(1)  Adjusted EBITDA margin and adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin and Adjusted net earnings and adjusted EPS, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Cash flows from operating activities	1,774	2,110	(336)	(15.9%	)	6,265	6,123	142	2.3%

Capital expenditures	(1,159)	(1,031)	(128)	(12.4%	)	(3,378)	(2,708)	(670)	(24.7%	)

Free cash flow	571	1,034	(463)	(44.8%	)	2,759	3,256	(497)	(15.3%	)

Q3 2021 FINANCIAL HIGHLIGHTS

BCE’s financial performance in the third quarter of 2021 continued to recover from the effects of the COVID-19 pandemic. BCE operating revenue growth of 0.8% in Q3 2021, compared to the same period in 2020, was driven by higher year-over-year service revenues of 3.6% from greater media advertising and subscriber revenues, and ongoing growth in our mobile phones, retail Internet and Internet protocol TV (IPTV) subscriber bases coupled with rate increases. This was moderated in part by continued erosion in our voice, satellite TV and legacy data revenues. The decline in year-over-year product revenues of 14.6% was primarily due to lower wireless product sales and reduced equipment sales in our large business market.

Net earnings increased by $73 million in the third quarter of 2021, compared to the same period last year, mainly due to higher adjusted EBITDA and higher other income, partly offset by higher income taxes, higher depreciation and amortization, and higher severance, acquisition and other costs.

BCE’s adjusted EBITDA grew by 4.2% in Q3 2021, compared to Q3 2020, due to higher revenues along with reduced operating costs. This drove an adjusted EBITDA margin of 43.8% in Q3 2021, representing a 1.4 pts increase over the same period last year, attributable to higher service revenue flow-through and reduced low-margin product sales in our total revenue base.

BCE’s EPS of $0.83 in Q3 2021 increased by $0.06 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI), adjusted net earnings in the third quarter of 2021 was $748 million, or $0.82 per common share, compared to $712 million, or $0.79 per common share, for the same period last year.

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1 MD&A Overview

Cash flows from operating activities in the third quarter of 2021 decreased by $336 million, compared to the same period last year, mainly due to lower cash from timing of working capital and higher income taxes paid, reflecting both higher taxable income in 2021 and timing of payments as compared to Q3 2020 related to government relief measures due to the COVID-19 pandemic, partly offset by higher adjusted EBITDA.

Free cash flow in Q3 2021 decreased by $463 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and higher capital expenditures.

1.2     Key corporate and business developments

This section contains forward-looking statements, including relating to potential future purchases by BCE of its preferred shares pursuant to a NCIB and relating to proposed amendments to Bell Canada’s 1976 Indenture (as defined below) as well as certain expected effects of such proposed amendments. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

RETURN TO OFFICE LOCATIONS AND VACCINATION POLICIES

Bell continues to abide by its COVID-19 operating principles and all government protocols, with a focus on protecting the health and safety of our customers, colleagues and communities. In preparation for a gradual and voluntary return to Bell office locations for more team members this fall, we introduced the Bell Workways program to provide many of our employees with flexible remote and mobile work options and are instituting a mandatory vaccination policy for Bell team members nationally.

PUBLIC DEBT OFFERING

On August 12, 2021, Bell Canada completed a public offering in the United States of US $1.25 billion (Cdn $1.573 billion) of notes in two series (the Notes). The US $600 million Series US-5 Notes will mature on February 15, 2032 and carry an annual interest rate of 2.15%. The US $650 million Series US-6 Notes will mature on February 15, 2052 and carry an annual interest rate of 3.20%. The Notes are fully and unconditionally guaranteed by BCE Inc. A portion of the net proceeds from the offering of the Notes was applied towards the $2.07 billion cost of 3500 megahertz (MHz) spectrum licences Bell secured pursuant to the Canadian spectrum auction completed in July 2021 and the balance was used for the repayment of short-term debt and general corporate purposes.

PROPOSED AMENDMENTS TO TERMS OF 1976 TRUST INDENTURE

On October 7, 2021, Bell Canada announced the commencement of a solicitation of consents and proxies from holders of record as of September 15, 2021 of its: (i) 10% debentures, Series EH, due November 15, 2041; (ii) 9.7% debentures, Series EJ, due December 15, 2032; (iii) 9.25% debentures, Series EO, due May 15, 2053; (iv) 10% debentures, Series EU, due December 1, 2054 and (v) 7% debentures, Series EZ, due September 24, 2027, each issued under and governed by a trust indenture dated as of July 1, 1976, as amended or supplemented (the 1976 Indenture). The purpose of the solicitation is to seek approval from the holders of these debentures, providing consents and voting as a single class, to an extraordinary resolution to approve certain proposed amendments to the 1976 Indenture that are designed to:

•

align the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt, including the deletion of certain of the covenants of the 1976 Indenture that require Bell Canada to meet certain financial ratio tests when issuing long-term debt

•	conform certain terms of the 1976 Indenture more closely to Bell Canada’s more recent Canadian trust indenture dated as of November 28, 1997 and U.S. trust indenture dated as of September 12, 2016

•

include a requirement for Bell Canada to make an offer to repurchase the debentures at 101% of their principal amount in the event of certain change of control events affecting Bell Canada or BCE Inc. together with certain downgrades of credit ratings of the debentures to ratings below investment grade

•	reduce administrative and governance processes

•

provide Bell Canada with more flexibility with respect to raising capital to finance its business and operations, including enabling us to maintain Bell Canada as the sole public debt issuer in BCE’s corporate structure

RENEWAL OF NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES

On November 3, 2021, BCE’s Board of Directors authorized the company to renew its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares (Preferred Shares) that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 9, 2021 to November 8, 2022, or an earlier date should BCE complete its purchases under the NCIB. Under the NCIB, BCE is authorized to repurchase up to 799,890 Series R Preferred Shares, 212,826 Series S Preferred Shares, 587,013 Series T Preferred Shares, 807,929 Series Y Preferred Shares, 191,850 Series Z Preferred Shares, 1,139,719 Series AA Preferred Shares, 859,920 Series AB Preferred Shares, 1,002,799 Series AC Preferred Shares, 996,320 Series AD Preferred Shares, 651,291 Series AE Preferred Shares, 948,148 Series AF Preferred Shares, 897,953 Series AG Preferred Shares, 501,757 Series AH Preferred Shares, 953,504 Series AI Preferred Shares, 446,496 Series AJ Preferred Shares, 2,273,562 Series AK Preferred Shares, 225,407 Series AL Preferred Shares, 1,043,997 Series AM Preferred Shares, 105,472 Series AN Preferred Shares, 460,000 Series AO Preferred Shares and 920,000 Series AQ Preferred Shares, representing approximately 10% of the public float in respect of each series of Preferred Shares. The actual number of Preferred Shares to be repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the TSX. BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds. A copy of BCE’s Notice of Intention to Commence a Normal Course Issuer Bid through the facilities of the TSX may be obtained, without charge, by contacting BCE’s Investor Relations department at investor.relations@bce.ca or by phone at 1-800-339-6353.

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1 MD&A Overview

1.3     Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A, in the BCE 2021 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve, including the progress of the vaccination rollout. Notably, it is assumed that most public health restrictions in Canada are eased by the end of 2021 and pandemic-related effects on consumer demand for goods and services diminish gradually over time. In particular, we have assumed:

•

Strong rebound in economic growth as the economy recovers from the effects of the pandemic and related restrictions, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 5% on average in 2021

•	Household consumption growth as the pandemic recedes and consumer confidence rises

•	Strengthening business investment outside the oil and gas sector as demand increases and business confidence improves

•	Employment gains expected in 2021, despite ongoing challenges in some sectors

•	Accelerating trend toward e-commerce

•	Low immigration levels until the majority of international travel and/or health-related restrictions are lifted

•	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

•

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators

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2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2021 compared with Q3 and YTD 2020. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1   BCE consolidated income statements

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating revenues

Service	5,099	4,924	175	3.6%		15,107	14,742	365	2.5%

Product	737	863	(126)	(14.6%	)	2,133	2,039	94	4.6%

Total operating revenues	5,836	5,787	49	0.8%		17,240	16,781	459	2.7%

Operating costs	(3,278)	(3,333)	55	1.7%		(9,777)	(9,578)	(199)	(2.1%	)

Adjusted EBITDA	2,558	2,454	104	4.2%		7,463	7,203	260	3.6%

Adjusted EBITDA margin	43.8%	42.4%		1.4 p	ts	43.3%	42.9%		0.4 p	ts

Severance, acquisition and other costs	(50)	(26)	(24)	(92.3%	)	(146)	(64)	(82)	n.m.

Depreciation	(902)	(876)	(26)	(3.0%	)	(2,702)	(2,603)	(99)	(3.8%	)

Amortization	(245)	(232)	(13)	(5.6%	)	(731)	(696)	(35)	(5.0%	)

Finance costs

Interest expense	(272)	(279)	7	2.5%		(807)	(836)	29	3.5%

Interest on post-employment benefit obligations	(5)	(12)	7	58.3%		(15)	(35)	20	57.1%

Impairment of assets	–	(4)	4	100.0%		(167)	(460)	293	63.7%

Other income (expense)	35	(29)	64	n.m.		134	(156)	290	n.m.

Income taxes	(306)	(262)	(44)	(16.8%	)	(795)	(601)	(194)	(32.3%	)

Net earnings from continuing operations	813	734	79	10.8%		2,234	1,752	482	27.5%

Net earnings from discontinued operations	–	6	(6)	(100.0%	)	–	15	(15)	(100.0%	)

Net earnings	813	740	73	9.9%		2,234	1,767	467	26.4%

Net earnings from continuing operations attributable to:

Common shareholders	757	686	71	10.3%		2,084	1,594	490	30.7%

Preferred shareholders	34	32	2	6.3%		98	104	(6)	(5.8%	)

Non-controlling interest	22	16	6	37.5%		52	54	(2)	(3.7%	)

Net earnings from continuing operations	813	734	79	10.8%		2,234	1,752	482	27.5%

Net earnings attributable to:

Common shareholders	757	692	65	9.4%		2,084	1,609	475	29.5%

Preferred shareholders	34	32	2	6.3%		98	104	(6)	(5.8%	)

Non-controlling interest	22	16	6	37.5%		52	54	(2)	(3.7%	)

Net earnings	813	740	73	9.9%		2,234	1,767	467	26.4%

Adjusted net earnings	748	712	36	5.1%		2,203	1,999	204	10.2%

EPS

Continuing operations	0.83	0.76	0.07	9.2%		2.30	1.76	0.54	30.7%

Discontinued operations	–	0.01	(0.01)	(100.0%	)	–	0.02	(0.02)	(100.0%	)

EPS	0.83	0.77	0.06	7.8%		2.30	1.78	0.52	29.2%

Adjusted EPS	0.82	0.79	0.03	3.8%		2.43	2.21	0.22	10.0%

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

2.2   Customer connections

BCE NET ACTIVATIONS (LOSSES)

	Q3 2021	Q3 2020	% CHANGE		YTD 2021	YTD 2020	% CHANGE

Wireless mobile phone net subscriber activation (losses) (1)	136,464	119,345	14.3%		185,116	128,959	43.5%

Postpaid	114,821	78,706	45.9%		192,179	79,305	n.m.

Prepaid	21,643	40,639	(46.7%	)	(7,063)	49,654	n.m.

Wireless mobile connected devices net subscriber activations (1)	33,035	41,225	(19.9%	)	154,643	129,032	19.8%

Wireline retail high-speed Internet net subscriber activations	65,779	62,859	4.6%		104,667	104,477	0.2%

Wireline retail TV net subscriber activations (losses)	10,521	(296)	n.m.		(3,519)	(34,395)	89.8%

IPTV	31,641	18,837	68.0%		46,877	18,085	n.m.

Satellite	(21,120)	(19,133)	(10.4%	)	(50,396)	(52,480)	4.0%

Wireline retail residential NAS lines net losses	(42,755)	(49,792)	14.1%		(145,116)	(159,792)	9.2%

Total services net activations	203,044	173,341	17.1%		295,791	168,281	75.8%

n.m.: not meaningful

TOTAL BCE CUSTOMER CONNECTIONS

	Q3 2021	Q3 2020	% CHANGE

Wireless mobile phone subscribers (1)	9,349,459	9,102,627	2.7%

Postpaid	8,520,518	8,254,951	3.2%

Prepaid	828,941	847,676	(2.2%)

Wireless mobile connected devices subscribers (1)	2,210,796	1,957,204	13.0%

Wireline retail high-speed Internet subscribers (2)	3,814,035	3,660,078	4.2%

Wireline retail TV subscribers (3)	2,728,961	2,738,069	(0.3%)

IPTV	1,853,250	1,785,267	3.8%

Satellite (3)	875,711	952,802	(8.1%)

Wireline retail residential NAS lines	2,338,816	2,537,691	(7.8%)

Total services subscribers	20,442,067	19,995,669	2.2%

(1)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

(2)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(3)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE added 203,044 net retail subscriber activations in Q3 2021, increasing by 17.1% compared to the same period last year. The net retail subscriber activations in Q3 2021 consisted of:

•	136,464 wireless mobile phone net subscriber activations, along with 33,035 wireless mobile connected devices net subscriber activations

•	65,779 retail high-speed Internet net subscriber activations

•	10,521 retail TV net subscriber activations comprised of 31,641 retail IPTV net subscriber activations, offset in part by 21,120 retail satellite TV net subscriber losses

•	42,755 retail residential NAS lines net losses

During the first nine months of the year, BCE had 295,791 net retail subscriber activations, increasing by 75.8% compared to the same period in 2020. The year-to-date net retail subscriber activations consisted of:

•	185,116 wireless mobile phone net subscriber activations, along with 154,643 wireless mobile connected devices net subscriber activations

•	104,667 retail high-speed Internet net subscriber activations

•	3,519 retail TV net subscriber losses comprised of 50,396 retail satellite TV net subscriber losses, moderated by 46,877 retail IPTV net subscriber activations

•	145,116 retail residential NAS lines net losses

At September 30, 2021, BCE’s retail subscriber connections totaled 20,442,067, up 2.2% year over year, and consisted of:

•	9,349,459 wireless mobile phone subscribers, up 2.7% year over year, and 2,210,796 wireless mobile connected devices subscribers, up 13.0% year over year

•	3,814,035 retail high-speed Internet subscribers, 4.2% higher than last year

•

2,728,961 total retail TV subscribers, down 0.3% compared to Q3 2020, comprised of 875,711 retail satellite TV subscribers, down 8.1% year over year, and 1,853,250 retail IPTV subscribers, up 3.8% year over year

•	2,338,816 retail residential NAS lines, a decline of 7.8% compared to last year

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2 MD&A Consolidated financial analysis

2.3   Operating revenues

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	2,296	2,318	(22)	(0.9%	)	6,524	6,275	249	4.0%

Bell Wireline	3,015	3,032	(17)	(0.6%	)	9,099	9,111	(12)	(0.1%	)

Bell Media	719	628	91	14.5%		2,187	1,959	228	11.6%

Inter-segment eliminations	(194)	(191)	(3)	(1.6%	)	(570)	(564)	(6)	(1.1%	)

Total BCE operating revenues	5,836	5,787	49	0.8%		17,240	16,781	459	2.7%

BCE

Total operating revenues at BCE increased by 0.8% in Q3 2021 and by 2.7% in the first nine months of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the Q2 2021 Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services of $44 million, year-to-date operating revenues increased by 3.0%. BCE service revenues of $5,099 million in Q3 2021 and $15,107 million year to date, increased by 3.6% and 2.5%, respectively, year over year. Product revenues of $737 million in Q3 2021 decreased by 14.6% compared to the same period last year, whereas year-to-date product revenues of $2,133 million increased by 4.6% year over year.

The increase in operating revenues in Q3 2021, as compared to Q3 2020, was driven by growth in our Bell Media segment, offset in part by a decline in our Bell Wireless and Bell Wireline segments. The year-to-date increase in operating revenues reflected growth in both our Bell Wireless and Bell Media segments, partly offset by a modest decline in our Bell Wireline segment. Bell Media operating revenues increased by 14.5% in Q3 2021 and by 11.6% in the first nine months of the year, compared to the same periods in 2020, driven by both higher advertising and subscriber revenues. Bell Wireline operating revenues declined by 0.6% in Q3 2021, and by 0.1% year to date, over the same periods last year, driven by lower product revenues of 21.5% and 5.5%, respectively, offset in part by service revenue growth of 0.3% and 0.1%, respectively, due to higher data and other services revenues, offset in part by ongoing voice erosion. Wireless operating revenues declined by 0.9% in Q3 2021 compared to Q3 2020 due to lower product revenues of 13.6%, moderated by higher service revenues of 5.0%. Conversely, during the first nine months of the year, operating revenues increased by 4.0% compared to the same period last year due to both higher service revenues of 2.9% and higher product revenues of 7.0%.

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2 MD&A Consolidated financial analysis

2.4   Operating costs

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	(1,286)	(1,362)	76	5.6%		(3,622)	(3,512)	(110)	(3.1%	)

Bell Wireline	(1,682)	(1,712)	30	1.8%		(5,110)	(5,177)	67	1.3%

Bell Media	(504)	(450)	(54)	(12.0%	)	(1,615)	(1,453)	(162)	(11.1%	)

Inter-segment eliminations	194	191	3	1.6%		570	564	6	1.1%

Total BCE operating costs	(3,278)	(3,333)	55	1.7%		(9,777)	(9,578)	(199)	(2.1%	)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs decreased by 1.7% in Q3 2021 compared to the same period last year, attributable to lower costs in Bell Wireless of 5.6% and Bell Wireline of 1.8%, offset in part by higher costs at Bell Media of 12.0%. During the first nine months of the year, costs increased by 2.1% compared to the same period in 2020 due to greater expenses in Bell Media of 11.1% and Bell Wireless of 3.1%, offset in part by reduced expenses in Bell Wireline of 1.3%.

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2 MD&A Consolidated financial analysis

2.5   Net earnings

Net earnings in the third quarter and on a year-to-date basis in 2021 increased by $73 million and $467 million, respectively, compared to the same periods last year, mainly due to higher adjusted EBITDA and higher other income, partly offset by higher income taxes, higher depreciation and amortization, and higher severance, acquisition and other costs. Additionally, on a year-to-date basis in 2021, net earnings increased due to lower impairment of assets at Bell Media as compared to 2020.

2.6   Adjusted EBITDA

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	1,010	956	54	5.6%	2,902	2,763	139	5.0%

Bell Wireline	1,333	1,320	13	1.0%	3,989	3,934	55	1.4%

Bell Media	215	178	37	20.8%	572	506	66	13.0%

Total BCE adjusted EBITDA	2,558	2,454	104	4.2%	7,463	7,203	260	3.6%

BCE

BCE’s adjusted EBITDA grew by 4.2% in Q3 2021 and by 3.6% in the first nine months of the year, compared to the same periods last year, driven by growth across all three of our segments. Excluding the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million, year-to-date adjusted EBITDA increased by 4.2% year-over-year. The growth in Q3 2021 adjusted EBITDA was driven by higher operating revenues combined with lower operating costs, whereas the growth in the first nine months of the year was attributable to higher operating revenues, moderated by increased operating costs. Adjusted EBITDA margin of 43.8% in Q3 2021 increased by 1.4 pts over Q3 2020, due to greater service revenue flow-through and reduced low-margin product sales in our total revenue base, while adjusted EBITDA margin of 43.3% in the first nine months of the year increased by 0.4 pts over the same period last year, mainly driven by higher year-over-year service revenue flow-through and lower costs primarily related to the non-recurrence of a number of COVID-19 related expenses incurred last year, moderated by greater low-margin product sales in our total revenue base.

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2 MD&A Consolidated financial analysis

2.7    Severance, acquisition and other costs

2021

Severance, acquisition and other costs of $50 million in the third quarter of 2021 and $146 million on a year-to-date basis included:

•	Severance costs of $25 million in Q3 2021 and $129 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $25 million in Q3 2021 and $17 million on a year-to-date basis

2020

Severance, acquisition and other costs of $26 million in the third quarter of 2020 and $64 million on a year-to-date-basis included:

•	Severance costs of $19 million in Q3 2020 and $29 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $7 million in Q3 2020 and $35 million on a year-to-date basis

2.8   Depreciation and amortization

DEPRECIATION

Depreciation in the third quarter and on a year-to-date basis in 2021 increased by $26 million and $99 million, respectively, compared to the same periods in 2020, in part due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services and accelerated depreciation of Fourth Generation (4G) network elements as we transition to 5G.

AMORTIZATION

Amortization in the third quarter and on a year-to-date basis in 2021 increased by $13 million and $35 million, respectively, compared to the same periods in 2020, mainly due to a higher asset base.

2.9    Finance costs

INTEREST EXPENSE

Interest expense in the third quarter and on a year-to-date basis in 2021 decreased by $7 million and $29 million, respectively, compared to the same periods last year, mainly due to lower interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2021, the discount rate was 2.6% compared to 3.1% on January 1, 2020.

In the third quarter and on a year-to-date basis in 2021, interest expense on post-employment benefit obligations decreased by $7 million and $20 million, respectively, compared to the same periods last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.10    Impairment of assets

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

2020

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. There was no impairment of Bell Media goodwill.

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2 MD&A Consolidated financial analysis

2.11  Other income (expense)

2021

Other income of $35 million and $134 million in the third quarter and on a year-to-date basis in 2021, respectively, included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses on our equity investments, which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures in Q2 2021. Additionally, on a year-to-date basis in 2021, other income included early debt redemption costs.

2020

Other expense of $29 million and $156 million in the third quarter and on a year-to-date basis in 2020, respectively, included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, early debt redemption costs, and losses on operations from our equity investments. These expenses were partly offset by gains on our equity investments, which included gains on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. Additionally, on a year-to-date basis in 2020, other expense included losses on retirements and disposals of property, plant and equipment and intangible assets, which included a loss related to a change in strategic direction of the ongoing development of some of our TV platform assets.

2.12  Income taxes

Income taxes in the third quarter and on a year-to-date basis in 2021 increased by $44 million and $194 million, respectively, compared to the same periods in 2020, mainly due to higher taxable income.

2.13  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the third quarter and on a year-to-date basis in 2021 of $757 million and $2,084 million, respectively, increased by $65 million and $475 million, respectively, compared to the same periods last year, mainly due to higher adjusted EBITDA and higher other income, partly offset by higher income taxes, higher depreciation and amortization, and higher severance, acquisition and other costs. Additionally, on a year-to-date basis in 2021, net earnings attributable to common shareholders increased due to lower impairment of assets at Bell Media as compared to 2020.

BCE’s EPS of $0.83 in Q3 2021 and $2.30 on a year-to-date basis increased by $0.06 and $0.52, respectively, compared to the same periods last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, adjusted net earnings in the third quarter of 2021 was $748 million, or $0.82 per common share, compared to $712 million, or $0.79 per common share, for the same period last year. Adjusted net earnings in the first nine months of 2021 was $2,203 million, or $2.43 per common share, compared to $1,999 million, or $2.21 per common share, for the first nine months of 2020.

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3 MD&A Business segment analysis – Bell Wireless

3    Business segment analysis

3.1   Bell Wireless

KEY BUSINESS DEVELOPMENTS

BELL ADDS MORE VALUE TO COMPETITIVE WIRELESS MARKETPLACE

Bell further reduced monthly pricing for mobile data plans from Virgin Plus as of October 5, 2021, offering Virgin Plus Members even more value while achieving federal targets for reduced wireless costs. The reduced prices come into effect several months in advance of federal expectations announced in March 2020 that 2 gigabyte (GB), 4 GB and 6 GB data plans that include unlimited talk and text should be available to all Canadians at prices that would be 25% lower by early 2022.

EXPANSION OF TSN 5G VIEW

TSN 5G View, the exclusive in-app feature powered by Bell’s mobile 5G network, was expanded for TSN’s coverage of Toronto Raptors home games, starting with TSN’s coverage of the Raptors’ season opener against the Washington Wizards on Wednesday, October 20, 2021. Raptors fans who subscribe to TSN on the Bell 5G network with a 5G device can use the innovative TSN 5G View technology to control their viewing angle on every play from their mobile device. Fans can get up close to every dunk, three-pointer, steal, and block with zoom, pause, rewind, and slow motion, as well as nearly 360° replay capabilities made possible with Bell’s superfast, high-capacity mobile 5G network. TSN 5G View / Vision 5G RDS continues to be available for Montréal Canadiens and Toronto Maple Leafs regional home game broadcasts on TSN and RDS.

BELL 5G POWERS TINY MILE FOOD DELIVERY ROBOTS IN DOWNTOWN TORONTO

On August 12, 2021, Bell announced a collaboration with Tiny Mile to provide 5G connectivity for the Canadian artificial intelligence (AI) start-up’s growing fleet of food delivery robots in downtown Toronto. Collectively named “Geoffrey,” Tiny Mile’s remotely operated pink robots rely on built-in cameras and GPS to navigate the busy streets of Toronto. Connecting Geoffrey to Bell’s 5G network enables high definition video telematics data capabilities, improving real-time decisions and enhancing safety and response times.

BELL 5G AND TIKTOK BRING CREATORS TOGETHER WITH AUGMENTED REALITY EXPERIENCE

On September 20, 2021, Bell announced a collaboration with TikTok Canada that lets TikTok users with Bell 5G co-create with friends in real time. With Paint Portal, a new 5G multi-user augmented reality (AR) experience, the TikTok community can paint together while physically apart, powered by Canada’s most awarded and fastest-ranked 5G network.

FINANCIAL PERFORMANCE ANALYSIS

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

Q3 2021 PERFORMANCE HIGHLIGHTS

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3 MD&A Business segment analysis – Bell Wireless

Total mobile phone subscriber growth	Mobile phone postpaid net subscriber activations	Mobile phone prepaid net subscriber activations
+2.7%	114,821	21,643
Q3 2021 vs. Q3 2020	in Q3 2021	in Q3 2021

Mobile phone postpaid churn in Q3 2021	Mobile phone blended ABPU per month
0.93%	+1.1%
improved 0.05 pts vs. Q3 2020	Q3 2021: $74.07 Q3 2020: $73.25

BELL WIRELESS RESULTS

REVENUES

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

External service revenues	1,642	1,563	79	5.1%		4,714	4,579	135	2.9%

Inter-segment service revenues	12	12	–	–		34	36	(2)	(5.6%	)

Total operating service revenues	1,654	1,575	79	5.0%		4,748	4,615	133	2.9%

External product revenues	642	742	(100)	(13.5%	)	1,772	1,657	115	6.9%

Inter-segment product revenues	–	1	(1)	(100.0%	)	4	3	1	33.3%

Total operating product revenues	642	743	(101)	(13.6%	)	1,776	1,660	116	7.0%

Total Bell Wireless revenues	2,296	2,318	(22)	(0.9%	)	6,524	6,275	249	4.0%

Bell Wireless operating revenues decreased by 0.9% in Q3 2021, compared to the same period last year, due to lower product revenues, offset in part by higher service revenues, which benefited from moderating impacts of the COVID-19 pandemic. Year-to-date operating revenues increased by 4.0%, compared to the same period last year, driven by both higher service and product revenues.

Service revenues increased by 5.0% in the current quarter, compared to the same period last year, driven by:

•	Continued growth in our mobile phone postpaid subscriber base

•	Flow-through of rate increases combined with mix shift to higher-value monthly plans including unlimited data plans

•	Improving year-over-year outbound roaming revenues from increased customer travel due to the easing of COVID-19 travel restrictions

These factors were partly offset by:

•

Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans, along with lower voice overages due to increased usage last year driven by the COVID-19 pandemic

In the first nine months of the year, service revenues increased by 2.9%, compared to the same period last year, due to the same factors noted above, however outbound roaming revenues declined year over year from reduced customer travel driven by greater COVID-19 related travel restrictions at the beginning of the year.

Product revenues declined by 13.6% in Q3 2021, compared to the same period last year, driven by lower contracted sales volumes mainly from fewer device upgrades and a greater mix of bring-your-own devices. Year-to-date product revenues increased by 7.0%, compared to the same period last year, due to a greater sales mix of premium mobile phones and higher handset prices, along with increased consumer electronic sales at The Source (Bell) Electronics Inc. (The Source) as the prior year was more significantly impacted by the temporary store closures due to the COVID-19 pandemic.

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3 MD&A Business segment analysis – Bell Wireless

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating costs	(1,286)	(1,362)	76	5.6%		(3,622)	(3,512)	(110)	(3.1%)

Adjusted EBITDA	1,010	956	54	5.6%		2,902	2,763	139	5.0%

Total adjusted EBITDA margin	44.0%	41.2%		2.8 p	ts	44.5%	44.0%		0.5 pts

Bell Wireless operating costs decreased by 5.6% in Q3 2021, compared to the same period last year, driven by:

•	Decreased cost of goods sold due to reduced contracted sales volumes of mobile phones, offset in part by higher handset costs

•

Lower labour costs mainly due to retail store closures and reduced operating hours, offset in part by the Canada Emergency Wage Subsidy (CEWS), a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic, recognized in the prior year

These factors were partly offset by:

•	Increased network operating costs driven by the continued deployment of our mobile 5G network

During the first nine months of the year, operating costs increased by 3.1%, compared to the same period last year, due to higher cost of goods sold from greater sales of premium mobile phones and higher handset costs, partly offset by the higher bad debt expense in 2020 related to the financial difficulty experienced by customers during the COVID-19 pandemic.

Bell Wireless adjusted EBITDA increased by 5.6% in Q3 2021, compared to the same period last year, mainly due to lower operating costs, moderated by lower operating revenues. This corresponded to an adjusted EBITDA margin of 44.0% in Q3 2021, up 2.8 pts over last year, primarily driven by the flow-through of the service revenue growth and a lower proportion of low-margin product sales. Year-to-date adjusted EBITDA increased by 5.0%, compared to the same period last year, mainly due to the growth in operating revenues, partly offset by higher operating costs. This represented an adjusted EBITDA margin of 44.5%, up 0.5 pts year over year, mainly driven by the flow-through of the service revenue growth and lower bad debt expense, partly offset by a greater proportion of low-margin product sales in our total revenue base.

BELL WIRELESS OPERATING METRICS

	Q3 2021	Q3 2020	CHANGE	% CHANGE		YTD 2021	YTD 2020	CHANGE	% CHANGE

Mobile phones

Blended ABPU ($/month)	74.07	73.25	0.82	1.1%		72.21	71.97	0.24	0.3%

Gross subscriber activations	470,165	457,161	13,004	2.8%		1,158,695	1,099,851	58,844	5.4%

Postpaid	336,328	308,558	27,770	9.0%		828,038	697,697	130,341	18.7%

Prepaid	133,837	148,603	(14,766)	(9.9%	)	330,657	402,154	(71,497)	(17.8%	)

Net subscriber activations (losses)	136,464	119,345	17,119	14.3%		185,116	128,959	56,157	43.5%

Postpaid	114,821	78,706	36,115	45.9%		192,179	79,305	112,874	n.m.

Prepaid	21,643	40,639	(18,996)	(46.7%	)	(7,063)	49,654	(56,717)	n.m.

Blended churn % (average per month)	1.21%	1.25%		0.04 p	ts	1.18%	1.21%		0.03 p	ts

Postpaid	0.93%	0.98%		0.05 p	ts	0.88%	0.88%		–

Prepaid	4.15%	3.98%		(0.17) p	ts	4.27%	4.54%		0.27 p	ts

Subscribers	9,349,459	9,102,627	246,832	2.7%		9,349,459	9,102,627	246,832	2.7%

Postpaid	8,520,518	8,254,951	265,567	3.2%		8,520,518	8,254,951	265,567	3.2%

Prepaid	828,941	847,676	(18,735)	(2.2%	)	828,941	847,676	(18,735)	(2.2%	)

Mobile connected devices

Net subscriber activations	33,035	41,225	(8,190)	(19.9%	)	154,643	129,032	25,611	19.8%

Subscribers	2,210,796	1,957,204	253,592	13.0%		2,210,796	1,957,204	253,592	13.0%

n.m.: not meaningful

Mobile phone blended ABPU of $74.07 in Q3 2021 increased by 1.1%, compared to the same period last year, driven by:

•	Flow-through of rate increases and mix shift to higher-value monthly plans including unlimited data plans

•	Improving year-over-year outbound roaming revenues due to increased customer travel resulting from the easing of COVID-19 travel restrictions

These factors were partly offset by:

•

Reduced data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans, and lower voice overages due to increased usage last year as a result of the COVID-19 pandemic

In the first nine months of the year, mobile phone blended ABPU of $72.21 increased by 0.3%, compared to the same period last year, due to the same factors noted above, however year-to-date outbound roaming revenues declined year over year from reduced customer travel driven by greater COVID-19 related travel restrictions at the beginning of the year.

Mobile phone gross subscriber activations increased by 2.8% in Q3 2021 and by 5.4% in the first nine months of the year, compared to the same periods last year, due to higher postpaid gross activations, partly offset by lower prepaid gross activations.

•

Mobile phone postpaid gross subscriber activations increased by 9.0% in the current quarter and by 18.7% year to date, compared to the same periods last year, due to greater bring-your-own device activations in the quarter and the continued recovery from the effects of the COVID-19 pandemic, as prior year activity was impacted by the temporary closure of retail distribution channels. Additionally, our focus on growing higher-valued mobile phone subscribers, leveraging targeted promotional capabilities and higher sales through our direct and digital channels also contributed to the growth.

•

Mobile phone prepaid gross subscriber activations decreased by 9.9% in the current quarter and by 17.8% year to date, compared to the same periods last year, driven by continued low market activity from fewer visitors to Canada and reduced immigration as a result of the COVID-19 pandemic

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3 MD&A Business segment analysis – Bell Wireless

Mobile phone net subscriber activations increased by 14.3% in Q3 2021 and by 43.5% in the first nine months of the year, compared to the same periods last year, due to higher postpaid net activations, offset in part by lower prepaid net activations.

•

Mobile phone postpaid net subscriber activations increased by 45.9% or 36,115 in Q3 2021, compared to the same period last year, driven by higher gross activations and lower subscriber deactivations. Year-to-date mobile phone postpaid net activations increased by 112,874 year over year, driven by higher gross activations, partly offset by greater subscriber deactivations.

•

Mobile phone prepaid net subscriber activations decreased by 46.7% or 18,996 in Q3 2021, compared to the same period last year, due to lower gross activations and greater subscriber deactivations. Year-to-date mobile phone prepaid net losses were 56,717 unfavourable, compared to the same period last year, due to lower gross activations, partly offset by reduced subscriber deactivations.

Mobile phone blended churn improved by 0.04 pts in Q3 2021 and by 0.03 pts for the first nine months of the year, to 1.21% and 1.18%, respectively, compared to the same periods last year.

•

Mobile phone postpaid churn of 0.93% in Q3 2021 improved by 0.05 pts, while year-to-date churn of 0.88% remained stable, compared to the same periods last year, reflecting our continued investments in customer experience, retention and our mobile networks

•

Mobile phone prepaid churn of 4.15% in Q3 2021 increased by 0.17 pts, compared to the same period last year, due to greater competitive intensity in the discount mobile market. Year to date mobile phone prepaid churn of 4.27%, improved by 0.27 pts, compared to the same period last year, due to the lower market activity in the first half of the year as a result of the COVID-19 pandemic.

Mobile phone subscribers at September 30, 2021 totaled 9,349,459, an increase of 2.7%, compared to the same period last year. This consisted of 8,520,518 postpaid subscribers, an increase of 3.2% from 8,254,951 subscribers at the end of Q3 2020, and 828,941 prepaid subscribers, a decrease of 2.2% from 847,676 subscribers at the end of Q3 2020.

Mobile connected device net subscriber activations decreased by 19.9% in Q3 2021, compared to the same period last year, due to greater net losses from data devices primarily from less tablet net activations, offset in part by increased business IoT net activations. Year-to-date mobile connected device net activations increased by 19.8%, compared to the same period last year, as the growth in business and consumer IoT net activations more than offset the higher net losses from data devices, primarily related to lower tablet net activations.

Mobile connected device subscribers at September 30, 2021 totaled 2,210,796, an increase of 13.0% from 1,957,204 subscribers at the end of Q3 2020.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A, in the BCE 2021 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid net additions

•	Modest growth of our prepaid subscriber base

•	Continued focus on mobile phone subscriber growth, as well as the introduction of more 5G, 4G Long-term evolution (LTE) and LTE Advanced devices and new data services

•	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada

•	Increased subscriber acquisition and retention spending

•

Unfavourable impact on mobile phone blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic and reduced data overage revenue due to continued adoption of unlimited plans

•	Increased adoption of unlimited data plans and device financing plans

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

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3 MD&A Business segment analysis – Bell Wireline

3.2   Bell Wireline

This section contains forward-looking statements, including relating to our network deployment and capital investment plans as well as the benefits expected to result therefrom. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

EXPANSION OF ALL-FIBRE INTERNET SERVICE

Bell announced multiple projects this summer to bring pure fibre Internet service to additional homes and businesses in Ontario, Québec, Atlantic Canada and Manitoba. These projects form part of Bell’s accelerated capital investment in national next-generation network infrastructure. These projects will bring all-fibre broadband access to more Canadians across the country by the end of 2021 and will provide fast and high-capacity 100% fibre connections with Internet download speeds of up to 1.5 Gigabit(s) per second (Gbps) and access to leading Bell services such as Fibe TV.

Earlier this year, Bell announced an accelerated capital investment plan of $1.7 billion for 2021 and 2022 to accelerate the rollout of its broadband fibre, 5G and rural networks and help drive Canada’s recovery from the COVID-19 crisis. This capital acceleration is in addition to the approximately $4 billion in capital that Bell has typically invested each year in network infrastructure and expansion over the last decade, and will significantly increase the connections in localities across Canada while creating additional employment as network construction activity speeds up.

COLLABORATION WITH VMWARE CLOUD AND AWS FOR CUSTOMER CLOUD TRANSFORMATION

On October 13, 2021, Bell Canada announced it is working with VMware and Amazon Web Services (AWS) to help organizations across Canada plan, simplify and manage their hybrid cloud transformations. This collaboration leverages the strengths of all three companies to design and deliver solutions for hybrid cloud environments with a single point of contact. The Bell Cloud Professional Services team will work with organizations to assess their current structures, workloads and goals, and develop the optimal cloud strategy for their business in conjunction with VMware and AWS. Bell manages the migration to ensure a seamless and agile transition with cloud infrastructure and security support, all on Canada’s largest broadband fibre network and fastest-ranked 5G network. This relationship builds on Bell’s agreement with AWS, announced earlier this year, to support 5G innovation and accelerate cloud adoption across Canada. Bell is the first Canadian communications company to offer AWS-powered 5G MEC (multi-access edge computing) for business and government customers.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2021 PERFORMANCE HIGHLIGHTS

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3 MD&A Business segment analysis – Bell Wireline

Retail high-speed Internet (1)	Retail high-speed Internet	Retail TV (2)
+4.2%	65,779	(0.3%)
Subscriber growth	Total net subscriber activations	Subscriber decline
Q3 2021 vs. Q3 2020	in Q3 2021	Q3 2021 vs. Q3 2020

Retail IPTV	Retail residential NAS lines
31,641	(7.8%)
Total net subscriber activations in Q3 2021	Subscriber decline Q3 2021 vs. Q3 2020

(1)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(2)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BELL WIRELINE RESULTS

REVENUES

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Data	1,976	1,931	45	2.3%		5,885	5,738	147	2.6%

Voice	778	839	(61)	(7.3%	)	2,375	2,574	(199)	(7.7%	)

Other services	73	61	12	19.7%		214	181	33	18.2%

Total external service revenues	2,827	2,831	(4)	(0.1%	)	8,474	8,493	(19)	(0.2%	)

Inter-segment service revenues	93	80	13	16.3%		264	236	28	11.9%

Total operating service revenues	2,920	2,911	9	0.3%		8,738	8,729	9	0.1%

Data	86	110	(24)	(21.8%	)	331	346	(15)	(4.3%	)

Equipment and other	9	11	(2)	(18.2%	)	30	36	(6)	(16.7%	)

Total external product revenues	95	121	(26)	(21.5%	)	361	382	(21)	(5.5%	)

Total operating product revenues	95	121	(26)	(21.5%	)	361	382	(21)	(5.5%	)

Total Bell Wireline revenues	3,015	3,032	(17)	(0.6%	)	9,099	9,111	(12)	(0.1%	)

Bell Wireline operating revenues decreased by 0.6% in Q3 2021 and by 0.1% in the first nine months of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million, year-to-date operating revenues increased by 0.4% year-over-year. The year-over-year decline was driven by continued erosion in voice revenues and lower product sales, offset in part by higher data and other services revenue.

Bell Wireline operating service revenues increased by 0.3% in Q3 2021 and by 0.1% in the first nine months of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the Q2 2021 CRTC decision described above of $44 million, year-to-date operating service revenues increased by 0.6% year-over-year.

•	Data revenues increased by 2.3% in Q3 2021 and by 2.6% in the first nine months of the year, compared to the same periods in 2020, driven by:

•	Higher retail Internet and IPTV subscriber bases coupled with the flow-through of residential rate increases

•	Greater sales of maintenance contracts on data equipment sold to business customers

•	Growth in business solutions services revenue primarily from our managed services business

These factors were partly offset by:

•	Continued declines in our satellite TV subscriber base

•	Ongoing legacy data erosion

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3 MD&A Business segment analysis – Bell Wireline

On a year-to-date basis, data revenues were also unfavourably impacted by the Q2 2021 CRTC decision on wholesale high-speed Internet access services.

•	Voice revenues declined by 7.3% in Q3 2021 and by 7.7% in the first nine months of the year, compared to the same periods in 2020, driven by:

•	Ongoing retail residential NAS line erosion from technological substitution to wireless and Internet based services

•	COVID-19 related strength in 2020 from conferencing and long distance, as business customers have adopted cheaper solutions since the onset of the COVID-19 pandemic

•	Continued business voice erosion across the customer base

These factors were partly offset by the flow-through of residential rate increases.

•

Other services revenue increased by 19.7% in Q3 2021 and by 18.2% in the first nine months of the year, compared to the same periods last year, due to the acquisition in Q4 2020 of Environics Analytics Group Ltd., a Canadian data and analytics company, and higher revenues from our Smart Home business due to subscriber growth.

Bell Wireline operating product revenues decreased by 21.5% in Q3 2021 and by 5.5% in the first nine months of the year, compared to the same periods last year, due to strong 2020 equipment sales to large business customers, primarily to the government sector, as well as the timing of data equipment sales in 2021.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating costs	(1,682)	(1,712)	30	1.8%		(5,110)	(5,177)	67	1.3%

Adjusted EBITDA	1,333	1,320	13	1.0%		3,989	3,934	55	1.4%

Adjusted EBITDA margin	44.2%	43.5%		0.7 p	ts	43.8%	43.2%		0.6 p	ts

Bell Wireline operating costs decreased by 1.8% in Q3 2021 and by 1.3% in the first nine months of the year, compared to the same periods last year, due to:

•	Lower product cost of goods sold and payments to other carriers driven by reduced revenues

•	Greater COVID-19 related costs in 2020, including employee redeployment, donations and personal protective equipment costs

•	Lower labour costs in the quarter from fewer call volumes to our customer service centres, along with vendor contract savings

Year-to-date operating costs were also favourably impacted by the higher bad debt expense in 2020 related to the financial difficulty experienced by customers during the COVID-19 pandemic.

Bell Wireline adjusted EBITDA increased by 1.0% in Q3 2021 and by 1.4% in the first nine months of the year, compared to the same periods last year, due to operating expense savings, moderated by lower year-over-year operating revenues. Excluding the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million, year-to-date adjusted EBITDA increased by 2.5% year over year. Adjusted EBITDA margin of 44.2% in Q3 2021 and 43.8% in the first nine months of the year, increased by 0.7 points and 0.6 points, respectively, over the same periods in 2020, due to a decreased proportion of low-margin product sales in our total revenue base, reduced operating costs primarily related to the non-recurrence of a number of COVID-19 related expenses incurred last year and the flow-through of service revenue growth.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q3 2021	Q3 2020	CHANGE	% CHANGE	YTD 2021	YTD 2020	CHANGE	% CHANGE

Retail net subscriber activations	65,779	62,859	2,920	4.6%	104,667	104,477	190	0.2%

Retail subscribers (1)	3,814,035	3,660,078	153,957	4.2%	3,814,035	3,660,078	153,957	4.2%

(1)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

Retail high-speed Internet net subscriber activations increased by 4.6% in Q3 2021, compared to the same period last year, driven by higher activations from increased market activity due to the ongoing recovery from the effects of the COVID-19 pandemic, reflecting greater activations in our fibre-to-the-premise (FTTP) and wireless-to-the-premise (WTTP) footprints and higher back to school activity. This was offset in part by greater year-over-year deactivations from lower 2020 retail residential deactivations due to the COVID-19 pandemic, combined with increased competitive intensity. Year-to-date retail high-speed Internet subscriber net activations remained relatively stable, increasing by 0.2% year-over-year, as higher gross activations were offset by greater deactivations from lower 2020 retail residential deactivations due to the COVID-19 pandemic.

Retail high-speed Internet subscribers totaled 3,814,035 at September 30, 2021, up 4.2% from 3,660,078 subscribers reported at the end of Q3 2020.

Retail TV

	Q3 2021	Q3 2020	CHANGE	% CHANGE		YTD 2021	YTD 2020	CHANGE	% CHANGE

Retail net subscriber activations (losses)	10,521	(296)	10,817	n.m.		(3,519)	(34,395)	30,876	89.8%

IPTV	31,641	18,837	12,804	68.0%		46,877	18,085	28,792	n.m.

Satellite	(21,120)	(19,133)	(1,987)	(10.4%	)	(50,396)	(52,480)	2,084	4.0%

Total retail subscribers (1)	2,728,961	2,738,069	(9,108)	(0.3%	)	2,728,961	2,738,069	(9,108)	(0.3%	)

IPTV	1,853,250	1,785,267	67,983	3.8%		1,853,250	1,785,267	67,983	3.8%

Satellite (1)	875,711	952,802	(77,091)	(8.1%	)	875,711	952,802	(77,091)	(8.1%	)

n.m.: not meaningful

(1)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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3 MD&A Business segment analysis – Bell Wireline

Retail IPTV net subscriber activations increased by 12,804 in Q3 2021 and by 28,792 in the first nine months of the year, compared to the same periods in 2020, reflecting the success of our multi-brand strategy. Additionally, the growth was driven by increased sports programming in Q3 2021 which was curtailed in Q3 2020 as a result of the COVID-19 pandemic, as well as more typical back to school activity.

Retail satellite TV net subscriber losses increased by 10.4% in Q3 2021, compared to the same period last year, due to lower gross activations in our retail residential market, partly offset by lower retail residential deactivations. Conversely, during the first nine months of the year net subscriber losses improved by 4.0% year over year, as lower deactivations resulting from the COVID-19 pandemic more than offset reduced gross activations.

Total retail TV net subscriber activations (IPTV and satellite TV combined) improved by 10,817 in Q3 2021, compared to the same period last year, driven by higher IPTV net activations, offset in part by higher satellite TV net subscriber losses. During the first nine months of the year, net subscriber activations improved by 30,876 compared to the same period in 2020 due to higher IPTV net activations, coupled with lower satellite TV net subscriber losses.

Retail IPTV subscribers at September 30, 2021 totaled 1,853,250, up 3.8% from 1,785,267 subscribers reported at the end of Q3 2020.

Retail satellite TV subscribers at September 30, 2021 totaled 875,711, down 8.1% from 952,802 subscribers reported at the end of Q3 2020.

Total retail TV subscribers (IPTV and satellite TV combined) at September 30, 2021 were 2,728,961, representing a 0.3% decline from 2,738,069 subscribers at the end of Q3 2020.

VOICE

	Q3 2021	Q3 2020	CHANGE	% CHANGE		YTD 2021	YTD 2020	CHANGE	% CHANGE

Retail residential NAS lines net losses	(42,755)	(49,792)	7,037	14.1%		(145,116)	(159,792)	14,676	9.2%

Retail residential NAS lines	2,338,816	2,537,691	(198,875)	(7.8%	)	2,338,816	2,537,691	(198,875)	(7.8%	)

Retail residential NAS lines net losses improved by 14.1% in Q3 2021 and by 9.2% in the first nine months of the year, compared to the same periods last year, due to fewer year-over-year deactivations driven by the COVID-19 pandemic.

Retail residential NAS lines at September 30, 2021 of 2,338,816 declined by 7.8% from 2,537,691 subscribers reported at the end of Q3 2020. This was essentially stable compared to the 7.9% rate of erosion experienced in Q3 2020.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A, in the BCE 2021 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

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3 MD&A Business segment analysis – Bell Media

3.3   Bell Media

KEY BUSINESS DEVELOPMENTS

BELL MEDIA’S SPECIALTY CHANNELS SEE RECORD RANKINGS

Bell Media’s entertainment specialty channels achieved record rankings during the 2020/2021 broadcast year. Final data from Numeris, a primary provider of viewership figures for TV and radio outlets in Canada, confirmed that Bell Media claimed the Top 3 spots for entertainment specialty channels among Adults 18-49 (A18-49) and a total of 5 in the Top 10 among Adults 25-54 (A25-54). Sitting at the #1 spot, CTV Comedy Channel was once again the most-watched entertainment specialty channel in the key A25-54 and A18-49 demographics. Additionally, Discovery and CTV Drama Channel joined CTV Comedy in the Top 3, staking their claim as the #2 and #3 entertainment specialty channels, respectively, for A18-49, marking the first time Bell Media’s entertainment specialty channels secured the Top 3 ranks in the demographic. Rounding out the Top 10, CTV Sci-Fi Channel secured the #9 spot in both key demographics of A25-54 and A18-49, while Much claimed #10 for A25-54, giving Bell Media 5 of the Top 10 entertainment specialty channels for the second year in the row for A25-54.

CRAVE LAUNCHES MOBILE-ONLY PRODUCT

On October 26, 2021, Crave launched a mobile-only product, available directly to consumers, and in the future through participating wireless carriers. Both the Crave Mobile and the existing Crave Total plans deliver the same great content and a customized choice of how to watch. Whether a subscriber chooses Crave Mobile or Crave Total, they will have access to HBO, HBO Max originals, SHOWTIME, the biggest Hollywood blockbusters, water cooler series like RUPAUL’S DRAG RACE, classics such the entire FRIENDS library, thousands of hours of exclusive French-language content, the latest originals from Crave, and more. STARZ remains available through participating service providers and directly to consumers as a separate add-on.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2021 PERFORMANCE HIGHLIGHTS

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3 MD&A Business segment analysis – Bell Media

BELL MEDIA RESULTS

REVENUES

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Total external revenues	630	530	100	18.9%		1,919	1,670	249	14.9%

Inter-segment revenues	89	98	(9)	(9.2%	)	268	289	(21)	(7.3%	)

Total Bell Media revenues	719	628	91	14.5%		2,187	1,959	228	11.6%

Bell Media operating revenues increased by 14.5% in Q3 2021 and by 11.6% year to date, compared to the same periods last year, from both higher advertising and subscriber revenues.

•

Advertising revenues increased by 18.6% in Q3 2021 and 18.4% in the first nine months of the year, compared to the same periods in 2020, driven by growth across all advertising platforms (TV, radio and out-of-home (OOH)) in the quarter, reflecting the ongoing recovery from the effects of the COVID-19 pandemic. Conventional and specialty TV advertising revenue growth was due to increased demand by advertisers along with the benefit from the 2021 federal election. Additionally, conventional TV revenues reflected the favourability from a timely start of Fall 2021 programming compared to a delayed start in Fall 2020 due to the COVID-19 pandemic. Specialty TV revenues also benefited from the return of more live sporting events in 2021 compared to 2020 as a result of the ongoing recovery from the effects of the COVID-19 pandemic. Radio and OOH advertising revenues were both up modestly in the quarter, compared to last year. However, year-to date OOH advertising revenues declined year over year due to the unfavourable impact of the COVID-19 pandemic, while radio revenues essentially remained stable year over year.

•

Subscriber revenues increased by 12.3% in Q3 2021 and 5.7% in the first nine months of the year, compared to the same periods last year, primarily related to the timing of certain BDU contract renewals and the continued growth in direct-to-consumer subscribers from Crave, STARZ, and sports streaming services.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating costs	(504)	(450)	(54)	(12.0%	)	(1,615)	(1,453)	(162)	(11.1%	)

Adjusted EBITDA	215	178	37	20.8%		572	506	66	13.0%

Adjusted EBITDA margin	29.9%	28.3%		1.6 p	ts	26.2%	25.8%		0.4 p	ts

Bell Media operating costs increased by 12.0% in Q3 2021 and by 11.1% year to date, compared to the same periods in 2020, driven by:

•	Higher TV programming costs from greater programming and TV productions as a result of COVID-19 related delays and/or cancellations in 2020

•	The benefit in 2020 from the CEWS

Year-to-date operating costs were also impacted by greater sports rights and production costs due to cancellations and/or suspension of sporting events in 2020 as a result of the COVID-19 pandemic

Bell Media adjusted EBITDA increased by 20.8% in Q3 2021 and by 13.0% year to date, compared to the same periods last year, driven by higher revenues, partially offset by increased operating costs.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A, in the BCE 2021 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of the COVID-19 pandemic on many sectors of the economy.

•	Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming

•	Continued scaling of Crave through broader content offering and user experience improvements

•

Investment in Noovo News and more French-language original content to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

•	Enhanced market-leading attribution through our Strategic Audience Management (SAM) tool

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	Continued monetization of content rights and Bell Media properties across all platforms

•	No material financial, operational or competitive consequences of changes in regulations affecting our media business

24  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1   Net debt (1)

	SEPTEMBER 30, 2021	DECEMBER 31, 2020	$ CHANGE	% CHANGE

Debt due within one year	1,994	2,417	(423)	(17.5%	)

Long-term debt	27,070	23,906	3,164	13.2%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(2,167)	(224)	(1,943)	n.m.

Net debt	28,899	28,101	798	2.8%

n.m.: not meaningful

(1)

Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,003 million in 2021 and 2020 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $2,741 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•

the issuance by Bell Canada of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively). The Notes are fully and unconditionally guaranteed by BCE.

•

the issuance by Bell Canada of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively. The MTN debentures are fully and unconditionally guaranteed by BCE.

Partly offset by:

•	the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars

•	a net decrease of $164 million due to lower lease liabilities and other debt

•	a decrease in our notes payable (net of issuances) of $368 million

•	a decrease in our securitized trade receivables of $20 million

The increase in cash and cash equivalents of $1,943 million was mainly due to:

•	$6,265 million of cash flows from operating activities

•	$2,081 million of debt issuances (net of repayments)

•	$245 million from the issuance of common shares

Partly offset by:

•	$2,430 million of dividends paid on BCE common and preferred shares

•	$3,378 million of capital expenditures

•	$415 million of spectrum payment

•	$245 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

4.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2021	904,415,010

Shares issued under employee stock option plan	4,339,016

Outstanding, September 30, 2021	908,754,026

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2021	15,650,234	59

Exercised (1)	(4,339,016)	57

Forfeited or expired	(245,288)	60

Outstanding, September 30, 2021	11,065,930	60

Exercisable, September 30, 2021	4,581,269	58

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2021 was $64.

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  25

4 MD&A Financial and capital management

4.3   Cash flows

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Cash flows from operating activities	1,774	2,110	(336)	(15.9%	)	6,265	6,123	142	2.3%

Capital expenditures	(1,159)	(1,031)	(128)	(12.4%	)	(3,378)	(2,708)	(670)	(24.7%	)

Cash dividends paid on preferred shares	(31)	(32)	1	3.1%		(93)	(101)	8	7.9%

Cash dividends paid by subsidiaries to non-controlling interest	(13)	(11)	(2)	(18.2%	)	(41)	(37)	(4)	(10.8%	)

Acquisition and other costs paid	–	13	(13)	(100.0%	)	6	33	(27)	(81.8%	)

Cash from discontinued operations (included in cash flows from operating activities)	–	(15)	15	100.0%		–	(54)	54	100.0%

Free cash flow	571	1,034	(463)	(44.8%	)	2,759	3,256	(497)	(15.3%	)

Cash from discontinued operations (included in cash flows from operating activities)	–	15	(15)	(100.0%	)	–	54	(54)	(100.0%	)

Business acquisitions	(1)	–	(1)	n.m.		(12)	(23)	11	47.8%

Acquisition and other costs paid	–	(13)	13	100.0%		(6)	(33)	27	81.8%

Acquisition of spectrum licences	(3)	(85)	82	96.5%		(3)	(86)	83	96.5%

Spectrum payment	(415)	–	(415)	n.m.		(415)	–	(415)	n.m.

Other investing activities	(11)	(49)	38	77.6%		(49)	(67)	18	26.9%

Cash used in discontinued operations (included in cash flows from investing activities)	–	(6)	6	100.0%		–	(21)	21	100.0%

Net issuance of debt instruments	992	65	927	n.m.		2,081	957	1,124	n.m.

Issue of common shares	172	–	172	n.m.		245	22	223	n.m.

Purchase of shares for settlement of share-based payments	(83)	(40)	(43)	n.m.		(245)	(209)	(36)	(17.2%	)

Cash dividends paid on common shares	(793)	(753)	(40)	(5.3%	)	(2,337)	(2,222)	(115)	(5.2%	)

Other financing activities	(14)	(32)	18	56.3%		(75)	(87)	12	13.8%

Cash used in discontinued operations (included in cash flows from financing activities)	–	(4)	4	100.0%		–	(7)	7	100.0%

Net increase in cash and cash equivalents	415	132	283	n.m.		1,943	1,534	409	26.7%

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the third quarter of 2021 decreased by $336 million, compared to the same period last year, mainly due to lower cash from timing of working capital and higher income taxes paid, reflecting both higher taxable income in 2021 and timing of payments as compared to Q3 2020 related to government relief measures due to the COVID-19 pandemic, partly offset by higher adjusted EBITDA.

Cash flows from operating activities in the first nine months of 2021 increased by $142 million, compared to the same period last year, mainly due to higher adjusted EBITDA and higher cash from timing of working capital, partly offset by higher income taxes paid, and higher severance and other costs paid.

Free cash flow in the third quarter of 2021 decreased by $463 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and higher capital expenditures.

Free cash flow in the first nine months of 2021 decreased by $497 million, compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

CAPITAL EXPENDITURES

	Q3 2021	Q3 2020	$ CHANGE	% CHANGE		YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	254	212	(42)	(19.8%)		846	524	(322)	(61.5%)

Capital intensity ratio	11.1%	9.1%		(2.0	) pts	13.0%	8.4%		(4.6	) pts

Bell Wireline	880	792	(88)	(11.1%)		2,464	2,108	(356)	(16.9%)

Capital intensity ratio	29.2%	26.1%		(3.1	) pts	27.1%	23.1%		(4.0	) pts

Bell Media	25	27	2	7.4%		68	76	8	10.5%

Capital intensity ratio	3.5%	4.3%		0.8	pts	3.1%	3.9%		0.8	pts

BCE	1,159	1,031	(128)	(12.4%)		3,378	2,708	(670)	(24.7%)

Capital intensity ratio	19.9%	17.8%		(2.1	) pts	19.6%	16.1%		(3.5	) pts

26  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

BCE capital expenditures grew by 12.4% in Q3 2021 and by 24.7% in the first nine months of the year, compared to the same periods last year, to $1,159 million and $3,378 million, respectively. This corresponded to a capital intensity ratio of 19.9% in Q3 2021 and of 19.6% year to date, up 2.1 pts and 3.5 pts, respectively, compared to the same periods in 2020. The year-over-year increase in capital spending is consistent with our two-year plan to accelerate network investments. The growth in capital expenditures was driven by:

•

Higher capital spending in our wireless segment of $42 million in Q3 2021 and $322 million year to date, compared to the same periods last year, primarily due to the ongoing deployment of our mobile 5G network

•

Greater capital spending in our wireline segment of $88 million in Q3 2021 and $356 million year to date, compared to the same periods last year, mainly due to the continued expansion of our FTTP network to more homes and businesses and the rollout of our fixed WTTP network to more rural locations

DEBT INSTRUMENTS

2021

In the third quarter of 2021, we issued $992 million of debt, net of repayments. This included:

•

$1,570 million issuance of long-term debt comprised of the issuance of Series US-5 and Series US-6 Notes, with total principal amounts of $600 million and $650 million in U.S. dollars, respectively ($755 million and $818 million in Canadian dollars, respectively), partly offset by $3 million of discounts on our debt issuances

Partly offset by:

•	$322 million repayment (net of issuances) of notes payable and bank advances

•	$249 million repayment of long-term debt due to net payments of leases and other debt

•	$7 million decrease in securitized trade receivable

In the first nine months of 2021, we issued $2,081 million of debt, net of repayments. This included:

•

$4,985 million issuance of long-term debt comprised of the issuance of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively), and the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, partly offset by $8 million of discounts on our debt issuances

Partly offset by:

•

$2,516 million repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $816 million

•	$368 million repayment (net of issuances) of notes payable and bank advances

•	$20 million decrease in securitized trade receivables

2020

In the third quarter of 2020, we issued $65 million of debt, net of issuances. This included:

•	$750 million issuance of long-term debt comprised of the issuance of Series M-53 MTN debentures with a total principal amount of $750 million

•	$317 million issuance (net of repayments) of notes payable and bank advances

Partly offset by:

•

$979 million repayment of long-term debt comprised of the early redemption of Series M-30 MTN debentures with a total principal amount of $750 million and net payments of leases and other debt of $229 million

•	$23 million decrease in securitized trade receivables

In the first nine months of 2020, we issued $957 million of debt, net of repayments. This included:

•

$6,006 million issuance of long-term debt comprised of the drawdown of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under Bell Canada’s committed credit facilities and the issuance of Series M-51, Series M-47, Series M-52, and Series M-53 MTN debentures, with total principal amounts of $1,250 million, $1 billion, $1 billion and $750 million in Canadian dollars, respectively, partly offset by $29 million of net discounts on our debt issuances

Partly offset by:

•

$3,909 million repayment of long-term debt comprised of the repayment by Bell Canada of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities, the early redemption of Series M-30 and M-24 debentures with total payments of $750 million and $500 million, respectively, and net payments of leases and other debt of $624 million

•	$1,117 million repayment (net of issuances) of notes payable and bank advances

•	$23 million decrease in securitized trade receivables

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  27

4 MD&A Financial and capital management

SPECTRUM PAYMENT

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by Innovation, Science and Economic Development Canada (ISED). Bell Mobility Inc. (Bell Mobility) secured the right to acquire 271 licences in a number of urban and rural markets for 678 million Megahertz per Population (MHz-Pop) of 3500 MHz spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to ISED.

ISSUANCE OF COMMON SHARES

The issuance of common shares in the third quarter and on a year-to-date basis in 2021 increased by $172 million and $223 million, respectively, compared to the same periods in 2020, mainly due to a higher number of exercised stock options.

CASH DIVIDENDS PAID ON COMMON SHARES

In the third quarter of 2021, cash dividends paid on common shares increased by $40 million compared to Q3 2020, due to a higher dividend paid in Q3 2021 of $0.8750 per common share compared to $0.8325 per common share in Q3 2020.

In the first nine months of 2021, cash dividends paid on common shares increased by $115 million compared to 2020, due to a higher dividend paid in the first nine months of 2021 of $2.5825 per common share compared to $2.458 per common share for the same period last year.

4.4   Post-employment benefit plans

For the three and nine months ended September 30, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $668 million and $2,807 million, respectively, due to a higher actual discount rate of 3.5% at September 30, 2021, compared to 3.3% at June 30, 2021 and 2.6% at December 31, 2020, partly offset by a lower-than-expected return on plan assets in 2021.

For the three and nine months ended September 30, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $148 million and $298 million, respectively, due to a higher-than-expected return on plan assets in 2020, partly offset by a lower actual discount rate of 2.7% at September 30, 2020, compared to 2.8% at June 30, 2020 and 3.1% at December 31, 2019.

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			SEPTEMBER 30, 2021		DECEMBER 31, 2020

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	73	75	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,721	26,183	20,525	24,366

28  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

		FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

September 30, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	134	22	–		112

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	468	–	468		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	123	–	181		(58)

December 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	–		123

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	–	(51)		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	109	–	167		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in OCI from continuing operations in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the consolidated statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the consolidated income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During the first nine months of 2021, we entered into cross currency interest rate swaps with a total notional amount of $2,350 million in U.S. dollars ($2,958 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2024 to 2052. See section 4.1, Net debt, in this MD&A, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $2 million and $18 million recognized in net earnings from continuing operations at September 30, 2021 and a gain (loss) of $257 million and ($237 million) recognized in Other comprehensive income (loss) from continuing operations at September 30, 2021, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $5 million recognized in Other comprehensive income (loss) from continuing operations at September 30, 2021, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2021.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	195	CAD	258	2021	Anticipated transactions

Cash flow	PHP	565	CAD	15	2021	Anticipated transactions

Cash flow	USD	509	CAD	651	2022	Anticipated transactions

Cash flow	PHP	2,270	CAD	58	2022	Anticipated transactions

Cash flow	USD	520	CAD	641	2023	Anticipated transactions

Cash flow – call options	USD	231	CAD	299	2022	Anticipated transactions

Cash flow – put options	USD	231	CAD	295	2022	Anticipated transactions

Economic	USD	46	CAD	60	2021	Anticipated transactions

Economic – put options	USD	30	CAD	39	2021	Anticipated transactions

Economic – call options	USD	150	CAD	178	2022	Anticipated transactions

Economic – call options	CAD	190	USD	150	2022	Anticipated transactions

Economic – put options	USD	399	CAD	481	2022	Anticipated transactions

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  29

4 MD&A Financial and capital management

INTEREST RATE EXPOSURES

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021 for the periods ending in 2026. The dividend rates for $100 million of these preferred shares had not yet been reset as at September 30, 2021. The fair value of these interest rate options at September 30, 2021 and December 31, 2020 was a net liability of $1 million and $6 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the consolidated statements of financial position. A gain of $1 million and $14 million for the three and nine months ended September 30, 2021, respectively, relating to these interest rate options is recognized in Other income (expense) in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in a gain (loss) of $4 million recognized in net earnings from continuing operations at September 30, 2021.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to certain share-based payment plans. The fair value of our equity forward contracts at September 30, 2021 and December 31, 2020 was a net asset of $87 million and a net liability of $82 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A gain of $61 million and $221 million for the three and nine months ended September 30, 2021, respectively, relating to these equity forward contracts is recognized in Other income (expense) in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at September 30, 2021 would result in a gain (loss) of $41 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

We use fuel swaps to hedge economically the purchase cost of fuel in 2021. The fair value of our fuel swaps at September 30, 2021 and December 31, 2020 was an asset of $3 million, recognized in Other current assets in the consolidated statements of financial position. A gain of nil and $6 million for the three and nine months ended September 30, 2021, respectively, relating to these fuel swaps is recognized in Other income (expense) in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at September 30, 2021 would result in a gain (loss) of $1 million relating to fuel swaps recognized in net earnings from continuing operations, with all other variables held constant.

4.6   Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2020 Annual MD&A.

4.7   Liquidity

AVAILABLE LIQUIDITY

This section contains forward-looking statements, including relating to the expectation that our available liquidity, which is comprised of cash and cash equivalents and amounts available under our securitized trade receivable programs and our committed bank credit facilities, will be sufficient to meet our cash requirements for the remainder of 2021. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Total available liquidity at September 30, 2021 was $6.1 billion, comprised of $2,167 million in cash and cash equivalents, $400 million available under our securitized trade receivable programs and $3.5 billion available under our committed bank credit facilities.

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2021, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the payment of the remaining balance for the 3500 MHz spectrum licences, and other cash requirements. However, we may choose to fund some of our cash requirements with other sources of financing.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate available liquidity.

30  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

5 MD&A Quarterly financial information

5   Quarterly financial information

BCE’s Q3 2021 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on November 3, 2021.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2021			2020				2019

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues

Service	5,099	5,040	4,968	5,090	4,924	4,800	5,018	5,235

Product	737	658	738	1,012	863	554	622	1,040

Total operating revenues	5,836	5,698	5,706	6,102	5,787	5,354	5,640	6,275

Adjusted EBITDA	2,558	2,476	2,429	2,404	2,454	2,331	2,418	2,484

Severance, acquisition and other costs	(50)	(7)	(89)	(52)	(26)	(22)	(16)	(28)

Depreciation	(902)	(905)	(895)	(872)	(876)	(869)	(858)	(854)

Amortization	(245)	(248)	(238)	(233)	(232)	(234)	(230)	(224)

Net earnings from continuing operations	813	734	687	721	734	290	728	718

Net earnings from discontinued operations	–	–	–	211	6	4	5	5

Net earnings	813	734	687	932	740	294	733	723

Net earnings from continuing operations attributable to common shareholders	757	685	642	678	686	233	675	667

Net earnings attributable to common shareholders	757	685	642	889	692	237	680	672

EPS – basic and diluted

Continuing operations	0.83	0.76	0.71	0.75	0.76	0.26	0.74	0.73

Discontinued operations	–	–	–	0.23	0.01	–	0.01	0.01

EPS – basic and diluted	0.83	0.76	0.71	0.98	0.77	0.26	0.75	0.74

Weighted average number of common shares outstanding – basic (millions)	906.9	905.0	904.5	904.4	904.3	904.3	904.1	903.8

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6 MD&A Regulatory environment

6   Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2020 Annual MD&A under section 3.2, Principal business risks and section 8, Regulatory environment, as subsequently updated in the BCE 2021 First Quarter MD&A and in the BCE 2021 Second Quarter MD&A.

TELECOMMUNICATIONS ACT

REVIEW OF MOBILE WIRELESS SERVICES

Further to the CRTC’s April 15, 2021 decision in respect of the regulatory framework for mobile wireless services, on July 14, 2021 Bell Mobility, Rogers Communications Canada Inc. (Rogers), Telus Communications Inc. (Telus) and Saskatchewan Telecommunications filed proposed tariff terms and conditions for the mandated mobile virtual network operator (MVNO) access service and Bell Mobility, Rogers and Telus filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. The CRTC’s review process for the proposed tariffs and amendments is ongoing.

REVIEW OF WHOLESALE FIBRE-TO-THE-NODE HIGH-SPEED ACCESS SERVICE RATES

TekSavvy Solutions Inc. (TekSavvy) obtained leave to appeal the CRTC’s May 27, 2021 decision before the Federal Court of Appeal, and the decision is further being challenged in three petitions brought by TekSavvy, Canadian Network Operations Consortium Inc. and National Capital Freenet before Cabinet to overturn the decision.

RADIOCOMMUNICATION ACT

3500 MHZ SPECTRUM AUCTION

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by ISED. Bell Mobility secured the right to acquire 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to ISED. On September 22, 2021, ISED delayed the payment for the remaining balance due to an extension related to ISED’s Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz. This consultation addresses issues regarding the technical specifications for use of 3500 MHz spectrum, primarily around major airports. ISED has not indicated a new date for the final auction payment. It is possible that the technical specifications implemented by ISED will constrain the ability of 3500 MHz licensees to use this spectrum band around major airports and under certain conditions. It is unknown at this time whether such constraints will be imposed by ISED and, if so, for how long.

32  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

7 MD&A Accounting policies, financial measures and controls

7    Accounting policies, financial measures and controls

7.1   Our accounting policies

BCE’s Q3 2021 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 3, 2021. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2020. BCE’s Q3 2021 Financial Statements do not include all of the notes required in the annual financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

7.2   Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q3 2021 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q3 2021	Q3 2020	YTD 2021	YTD 2020

Net earnings	813	740	2,234	1,767

Severance, acquisition and other costs	50	26	146	64

Depreciation	902	876	2,702	2,603

Amortization	245	232	731	696

Finance costs

Interest expense	272	279	807	836

Interest on post-employment benefit obligations	5	12	15	35

Impairment of assets	–	4	167	460

Other (income) expense	(35)	29	(134)	156

Income taxes	306	262	795	601

Net earnings from discontinued operations	–	(6)	–	(15)

Adjusted EBITDA	2,558	2,454	7,463	7,203

BCE operating revenues	5,836	5,787	17,240	16,781

Adjusted EBITDA margin	43.8%	42.4%	43.3%	42.9%

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7 MD&A Accounting policies, financial measures and controls

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q3 2021		Q3 2020		YTD 2021		YTD 2020

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	757	0.83	692	0.77	2,084	2.30	1,609	1.78

Severance, acquisition and other costs	36	0.04	19	0.02	106	0.12	47	0.05

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(45)	(0.05)	10	0.01	(162)	(0.18)	37	0.04

Net (gains) losses on investments	–	–	(22)	(0.02)	14	0.02	(43)	(0.04)

Early debt redemption costs	–	–	16	0.02	39	0.04	28	0.03

Impairment of assets	–	–	3	–	122	0.13	336	0.37

Net earnings from discontinued operations	–	–	(6)	(0.01)	–	–	(15)	(0.02)

Adjusted net earnings	748	0.82	712	0.79	2,203	2.43	1,999	2.21

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

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7 MD&A Accounting policies, financial measures and controls

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2021	Q3 2020	YTD 2021	YTD 2020

Cash flows from operating activities	1,774	2,110	6,265	6,123

Capital expenditures	(1,159)	(1,031)	(3,378)	(2,708)

Cash dividends paid on preferred shares	(31)	(32)	(93)	(101)

Cash dividends paid by subsidiaries to NCI	(13)	(11)	(41)	(37)

Acquisition and other costs paid	–	13	6	33

Cash from discontinued operations (included in cash flows from operating activities)	–	(15)	–	(54)

Free cash flow	571	1,034	2,759	3,256

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	SEPTEMBER 30, 2021	DECEMBER 31, 2020

Debt due within one year	1,994	2,417

Long-term debt	27,070	23,906

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(2,167)	(224)

Net debt	28,899	28,101

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

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7 MD&A Accounting policies, financial measures and controls

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

ABPU	Mobile phone average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Mobile phone blended ABPU is calculated by dividing customer billings by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

7.3   Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

36  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT